                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         Online Systems Services, Inc.
                         -----------------------------
                               (Name of Issuer)

                          Common Stock, no par value
                          --------------------------
                        (Title of Class of Securities)

                                  682731 104
                                  ----------
                                (CUSIP Number)

                                R. Steven Adams
                                ---------------
                         1800 Glenarm Place, Suite 800
                         -----------------------------
                               Denver, CO  80202
                               -----------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 May 23, 1996
                                 ------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item I and (2) has filed no amendment subsequent thereto reporting financial ownership of five percent (5%) or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

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-----------------------                                  ---------------------
  CUSIP NO.                      SCHEDULE 13D              PAGE 2 OF 2 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ROBERT M. GELLER
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP            (a) [_]
                                                                  (b) [_]
        NOT APPLICABLE
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

        PF
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
      PURSUANT TO ITEM 2(d) or 2(e)

        NOT APPLICABLE
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER
      SHARES
                               183,333
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
                               0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
     REPORTING
                               183,333
      PERSON       -----------------------------------------------------------
       WITH         10    SHARED DISPOSITIVE POWER

                               0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        183,333
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

        NOT APPLICABLE
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        5.7%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

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STATEMENT FOR SCHEDULE 13D
--------------------------

ITEM 1.    SECURITY AND ISSUER


      This statement relates to the Common Stock, no par value, of Online Systems Services, Inc. whose principal executive offices are located at:
                         1800 Glenarm Place
                         Suite 800
                         Denver, CO  80202

ITEM 2.    IDENTITY AND BACKGROUND

      (a),(b)&(c) The name, address of principal business office and principal occupation of the person filing is:
                         Robert M. Geller
                         1800 Glenarm Place
                         Suite 800
                         Denver, CO  80202
                         Principal of The Growth Strategies Group

      (d) The undersigned has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The undersigned has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  The undersigned is a United States Citizen.

ITEMS 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      All shares of common stock of Online System Services, Inc. (the "Company") were acquired with personal funds.

ITEM 4.    PURPOSE OF THE TRANSACTION.

      The undersigned has served as an officer and director of the Company since March 1995 and has held the shares in connection with the undersigned's involvement as an officer and director of the Company. The undersigned has no current agreement, arrangement or understanding with the Company or any other party with respect to any type of transaction enumerated in Item 4(a)-(j) of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a) The following table sets forth the aggregate number and percentage of outstanding shares of common stock of Online System Services, Inc. beneficially owned by the undersigned as of the date of this report:

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               Number of Shares*               Percentage of Outstanding Shares
               -----------------               --------------------------------
                   183,333                                   5.7%

           *The above table includes options for the purchase of 28,333 shares of common stock that are exercisable during the next 60 days from the date hereof, but does not include options for the purchase 16,667 shares of common stock that are not exercisable within the next 60 days from the date hereof.

      (b) The undersigned holds the sole voting power and dispositive power with respect to all the shares listed in Item 5(a) above.

      (c) The undersigned has not engaged in any transactions in the Company's common stock during the past sixty days.

      (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of common stock of the Company held by the undersigned.

      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The undersigned has agreed with Cohig & Associates, Inc. not to issue, offer, sell, transfer, assign, hypothecate or otherwise dispose of any securities of the Company for one year beginning May 23, 1996 without the prior written consent Cohig & Associates, Inc.

      The 183,333 shares of common stock of the Company beneficially owned by the undersigned includes an option for the purchase of 15,000 shares of common stock at $.50 per share granted to the undersigned pursuant to the Company's Stock Option Plan of 1995 (the "Plan") on December 8, 1995 and an option for the purchase of 5,000 shares of common stock at $2.25 per share granted to the undersigned pursuant to the Plan on February 21, 1996 both of which are fully exercisable on the date hereof. The 183,333 shares of common stock of the Company beneficially owned by the undersigned also includes an option for the purchase of 8,333 shares of common stock at $.50 per share granted to the undersigned pursuant to the Plan on June 13, 1995 which became exercisable 18 months after the date of grant, but does not include an option for the purchase of 8,333 and an option for the purchase of 8,334, respectively, shares of common stock at $.50 per share included in the June 13, 1995 option grant which become exercisable 30 and 42 months, respectively, from the date of grant.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      (1)  Stock Option Plan of 1995*
      (2) Agreement Not to Sell Securities delivered pursuant to the Underwriting Agreement between the Company and Cohig & Associates, Inc. dated May 30, 1996**


      *Incorporated by reference to Exhibit 4.3 of the Company's Registration
       Statement of Form SB-2 (Commission File No. 333-3282-D)
     **The Underwriting Agreement is incorporated by reference to Exhibit 1.1 of the Company's Registration Statement on Form SB-2 (Commission File No. 333-3282-D)

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                                  SIGNATURES
                                  ----------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 1997


                                     /s/ Robert M. Geller
                                  -------------------------------------
                                    Robert M. Geller


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